SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Good Times Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

382140879
(CUSIP Number)

REST Redux LLC
14901 Quorum Dr., Suite 900
Dallas, Texas 75254
(214) 420-5912
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 (“Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

1	NAME OF REPORTING PERSONS REST Redux LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
14	TYPE OF REPORTING PERSON OO

*This calculation is based on 7,811,591 shares of Common Stock of the Issuer outstanding as of as of September 22, 2014, as reported in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS REIT Redux LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 7,811,591 shares of Common Stock of the Issuer outstanding as of as of September 22, 2014, as reported in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS REIT Redux GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
14	TYPE OF REPORTING PERSON OO

*This calculation is based on 7,811,591 shares of Common Stock of the Issuer outstanding as of as of September 22, 2014, as reported in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS Robert J. Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 880,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 880,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%**
14	TYPE OF REPORTING PERSON IN

*Consists of 848,000 shares of Common Stock and 32,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 7,811,591 shares of Common Stock of the Issuer outstanding as of as of September 22, 2014, as reported in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS B.T. Interest, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON PN

*Consists of 30,000 shares of Common Stock and 20,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 7,811,591 shares of Common Stock of the Issuer outstanding as of as of September 22, 2014, as reported in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS Lonnie B. Whatley, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON IN

*Consists of 30,000 shares of Common Stock and 20,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 7,811,591 shares of Common Stock of the Issuer outstanding as of as of September 22, 2014, as reported in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS David Martin West Asset Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON OO

*Consists of 15,000 shares of Common Stock and 20,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 7,811,591 shares of Common Stock of the Issuer outstanding as of as of September 22, 2014, as reported in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS David West
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON IN

*Consists of 15,000 shares of Common Stock and 20,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 7,811,591 shares of Common Stock of the Issuer outstanding as of as of September 22, 2014, as reported in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS The Kropp 2010 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON OO

*Consists of 12,000 shares of Common Stock and 8,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 7,811,591 shares of Common Stock of the Issuer outstanding as of as of September 22, 2014, as reported in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS James H. Kropp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON IN

*Consists of 12,000 shares of Common Stock and 8,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 7,811,591 shares of Common Stock of the Issuer outstanding as of as of September 22, 2014, as reported in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

The following constitutes Amendment No. 1 (“Amendment No.1”) to the Schedule 13D (the “Schedule 13D”) filed by the undersigned relating to the shares of common stock, par value $.001 per share (the “Common Stock”), of Good Times Restaurants Inc. (the “Issuer”), a Nevada corporation.  The principal executive office of the Issuer is located at 601 Corporate Circle, Golden, Colorado 80401.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.                      Source and Amount of Funds or Other Consideration.

Section 3 is hereby amended in its entirety as follows:

Purchases of Common Stock by Rest Redux LLC (“Redux”) were made in a privately negotiated transactions, as more fully described in Item 6.  The total amount of funds used for the purchase of Common Stock held by Redux was $2,755,000.00.   All such shares of Common were paid for using working capital of Redux.  Neither REIT Redux LP nor REIT Redux GP, LLC own shares of Common Stock directly but each of which may be deemed to beneficially own the shares held directly by Redux.

All shares of Common Stock held directly by Robert Stetson, the West Trust, B.T. Interest and the Kropp Trust were acquired through either the purchase of Common Stock from the Issuer in a 2013 capital raise by the Issuer or through the exercise of warrants acquired as warrant coverage in connection therewith.  The foregoing Reporting Persons also hold additional warrants to purchase Common Stock originally acquired by an affiliated entity as warrant coverage in such 2013 capital raise. The total amount of funds used by the foregoing Reporting Persons for the purchase of Common Stock held by each was as follows: $120,000 (Stetson), $37,500 (West Trust), $75,000 (B.T. Interest) and $30,000 (Kropp Trust).  All such shares of Common Stock were paid for using the working capital or personal or family investment capital of such Reporting Persons.  Robert Stetson may also be deemed to beneficially own the shares of Common Stock held directly by Redux. None of David West, Lonnie Whatley III nor James H. Kropp (who may be deemed to beneficially own the shares held by the West Trust, B.T. Interest and the Kropp Trust, respectively) holds shares of Common Stock directly.

Item 5.                      Interest in Securities of the Issuer.

Section 5 is hereby amended in its entirety as follows:

(a)
The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based on 7,811,591 shares of Common Stock of the Issuer outstanding as of as of September 22, 2014, as reported in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014.

As of the filing date of this Amendment No.1, Redux beneficially owned 800,000 shares of Common Stock, representing 10.1% of the issued and outstanding Common Stock of the Issuer. Each of REIT Redux LP, REIT Redux GP, LLC and Robert Stetson may also be deemed to beneficially own the shares owned directly by Redux.

As of the filing date of this Amendment No.1, Mr. Stetson also beneficially owned 80,000 shares of Common Stock, consisting of (a) 48,000 shares of Common Stock and (b) warrants to purchase 32,000 shares of Common Stock.   In total, Mr. Stetson may be deemed to beneficially own 880,000 shares of Common Stock, or 11.2% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No.1, the West Trust beneficially owned 35,000 shares of Common Stock, consisting of (a) 15,000 shares of Common Stock and (b) warrants to purchase 20,000 shares of Common Stock, or together less than 1% of the issued and outstanding Common Stock of the Issuer.  David West may also be deemed to beneficially own the shares of Common Stock owned directly by the West Trust.

As of the filing date of Amendment No.1, B.T. Interest beneficially owned 50,000 shares of Common Stock, consisting of (a) 30,000 shares of Common Stock and (b) warrants to purchase 20,000 shares of Common Stock, or together less than 1% of the issued and outstanding Common Stock of the Issuer.  Lonnie Whatley III may also be deemed to beneficially own the shares of Common Stock owned directly by B.T. Interest.

As of the filing date of this Amendment No.1, the Kropp Trust beneficially owned 20,000 shares of Common Stock, consisting of (a) 12,000 shares of Common Stock and (b) warrants to purchase 8,000 shares of Common Stock, or together less than 1% of the issued and outstanding Common Stock of the Issuer.  James H. Kropp may also be deemed to beneficially own the shares of Common Stock owned directly by the Kropp Trust.

(b)
By virtue of his position as President of REIT Redux GP, LLC, Robert Stetson may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Common Stock beneficially owned by Redux, as reported in Item 5(a), as well as the shares of Common Stock held directly by Mr. Stetson. By virtue of their respective roles with the Reporting Persons, David West, Lonnie Whatley III and James H. Kropp may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Common Stock beneficially owned by the West Trust, B.T. Interest and the Kropp Trust, respectively, as reported in Item 5(a).

(c)
As described under Item 6, Redux purchased 300,000 shares of Common Stock at a price of $4.10 in a privately negotiated transaction on October 8, 2014.  In addition, on October 1, 2014, the West Trust sold 10,000 shares of Common Stock in the market as follows: 5,000 shares at a price of $5.78 and 5,000 shares at a price of $5.71.  Except for the foregoing, no other transactions were effected by the Reporting Persons in the Common Stock during the past 60 days.

(d)
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Amendment No. 1.

(e)	Inapplicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer.

Section 6 is hereby amended to add the following:

On October 8, 2014, Redux purchased three hundred thousand (300,000) shares of Common Stock from Small Island Investments Ltd. (“SII”) at a price of $4.10 per share pursuant to a Purchase Agreement executed contemporaneously therewith between Redux, SII and Hoak Public Equities, L.P. (the “Purchase Agreement”). SII is a controlled affiliate of David Dobbin, who is Chairman of the Issuer. Hoak Public Equities, L.P. also purchased 300,000 shares of Common Stock pursuant to the Purchase Agreement.

In connection with the execution of the Purchase Agreement, the Issuer agreed to, at the request of Redux or Hoak Public Equities, L.P., (1) waive the exercise restrictions based on percentage beneficial ownership set forth in Class A warrants held by such parties (including investors in Redux) and (2) as part of any prospectus supplement or post-effective amendment that may be necessary to keep its currently effective S-1 registration statement current, to reflect the acquired shares as owned by such parties and eligible for resale thereunder (the foregoing, the “Waiver Agreement”).

The foregoing descriptions of the Purchase Agreement and the Waiver Agreement are not complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed as exhibits hereto and are incorporated herein by reference.

The Reporting Persons expressly disclaim any membership in a group with, and beneficial ownership of any securities beneficially owned by, Hoak Public Equities, L.P. and its affiliates or any other person, other than as reported herein.

Item 7.                      Material to Be Filed as Exhibits

99.1	Purchase Agreement dated October 8, 2014 between Rest Redux LLC, Hoak Public Equities, L.P. and Small Island Investments, Ltd.
99.2	Agreement dated October 8, 2014 between Hoak Public Equities, L.P., Rest Redux LLC and Good Times Restaurants, Inc.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 10, 2014

REST Redux, LLC By: REIT Redux GP, LLC, Member By: _/s/ Robert Stetson_______________ Robert Stetson President	REIT Redux, LP By: REIT Redux GP, LLC, its general partner By: _/s/ Robert Stetson_______________ Robert Stetson President
REIT Redux GP, LLC By: _/s/ Robert Stetson_______________ Robert Stetson President	Robert Stetson By: _/s/ Robert Stetson_______________ Robert Stetson
David Martin West Asset Trust By: _/s/ David West ______________ _ David West Trustee	David West By: _/s/ David West ______________ _ David West
B.T. Interest, Ltd. By: _/s/ Lonnie B. Whatley III________ _ Lonnie B. Whatley Manager	Lonnie B. Whatley III By: _/s/ Lonnie B. Whatley III________ _ Lonnie B. Whatley III
The Kropp 2010 Family Trust By: _/s/ James H. Kropp ______ James H. Kropp Trustee	James H. Kropp By: _/s/ James H. Kropp ______ James H. Kropp